SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                        TOR Minerals International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   433658101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John Daniels
                         6440 North Central Expressway
                                   Suite 503
                               Dallas, TX 75206
                                 (214) 368-9405
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   04/08/2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 433658101
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Megamin Ventures Sdn Bhd
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Malaysia
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        1206355

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        1206355

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     1206355
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     15.6%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     CO
--------------------------------------------------------------------------------

Page 2 of 5 Pages

CUSIP No. 433658101
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Lim, Keng Kay
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    OO
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Malaysia
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     1206355
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     15.6%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 3 of 5 Pages

Item 1. Security and Issuer.

         TOR MInerals International, Inc. common stock. The Schedule 13D filed on June 29, 1996, as previously amended, is hereby amended as set forth in this Amendment No. 10. There is no modification in Item 1.

Item 2. Identity and Background.

        (a) No modification.

        (b) No modification.

        (c) No modification.

        (d) No modification.

        (e) No modification.

        (f) No modification.

Item 3. Source and Amount of Funds or Other Consideration.

         No modification.

Item 4. Purpose of Transaction.

         On March 9, 2004, the Issuer announced its intention to file a registration statement with the Securities and Exchange Commission covering approximately 3,381,000 shares of its common stock held by investors. The Company intends to participate in such registration by having 1,000,000 shares registered for resale.

         As reported in prior amendments, the Company determined to dispose of a portion of its position in the Issuer's common stock, and to date such sales have occurred in private transactions and in sales pursuant to Rule 144. If the registration statement referred to above is filed and becomes effective, future sales by the Company may also be made pursuant to the registration statement in the public securities market.

Item 5. Interest in Securities of the Issuer.

        (a) Following the sale on April 13, 2004 described in response to
            Item 5(c) hereof, the Company owned 1,206,355 shares of the Issuer, or approximately 15.6% of the outstanding shares, based upon information obtained from the Issuer.

        (b) See cover pages Items 7-10.

        (c) In the sixty days prior to the date of filing of this Amendment, the Company sold shares in the transaction previously reported in Amendment No. 9 and in the following additional transactions, all of which were effected in the NASDAQ Small Cap Market:

            March 26, 2004: sold 6,645 shares at $6.264.

            March 29, 2004: sold 30,000 shares at $6.25.

            March 31, 2004: sold 25,000 shares at $6.02.

            April 8, 2004: sold 20,000 shares at $6.03.

            April 13, 2004: sold 6,000 shares at $6.02.

        (d) No modification.

        (e) No modification.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See the Joint Filing Agreement which is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

         Exhibit 99.1: Joint Filing Agreement.
         Exhibit 99.2: Power of Attorney (Megamin Ventures Sdn Bhd)
         Exhibit 99.3: Power of Attorney (Lim Keng Kay)

Page 4 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Megamin Ventures Bhd Sdn

Date: 04/12/2004                      /s/ Tan Chin Yong
                                      Name:  Tan Chin Yong
                                      Title: Attorney in Fact


Date: 04/12/2004                      /s/ Tan Chin Yong
                                      Name:  Tan Chin Yong
                                      Title: Attorney in Fact for Lim
                                             Keng Kay


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 5 of 5 Pages